Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary (1)	Jurisdiction of Incorporation or Organization
Odyssey Marine, Inc.	Florida
Odyssey Marine Services, Inc.	Nevada
OVH, Inc.	Nevada
Odyssey Retriever, Inc.	Nevada
Marine Exploration Holding, Llc.	Nevada
Odyssey Marine Entertainment, Inc.	Nevada
Odyssey Marine Management, Ltd.	Bahamas
Oceania Marine Operations S.R.L.	Panama
Odyssey Marine Enterprises, Ltd.	Bahamas
Oceanica Resources, S. de. R.L (2)	Panama
Exploraciones Oceanicas, S. de R.L. De C.V (3)	Mexico
Aldama Mining Company, S. De R.L. De C.V.	Mexico
Telemachus Minerals, S. De R.L. De C.V.	Mexico

(1)	Except as otherwise indicated, the Registrant directly or indirectly holds all of the outstanding equity interests of each subsidiary.
(2)	The Registrant holds an indirect [53.89%] interest in this company.
(3)	The Registrant holds an indirect [53.88%] interest in this company.